UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D
            Under the Securities Exchange Act of 1934
                      (Amendment No. ____)*

                  AFA Protective Systems, Inc.
                        (Name of Issuer)

                          Common Stock
                 (Title of Class of Securities)

                            001038108
                         (CUSIP Number)

                         Richard Gessof
                     Panda Management, Inc.
                  1 Blue Hill Plaza, Suite 500
                  Pearl River, New York  10965
                         (212) 350-5130

    (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

                          April 9, 1998
     (Date of Event which Requires Filing of this Statement)


1    Name of Reporting Person
     Richard Gessof

2    Check the Appropriate Box if a Member of a Group
     (a) [  ]
     (b) [X ]

3    SEC Use Only

4    Source of Funds
     PF

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization
     U.S.A.

NUMBER OF SHARES BENEFICIALLY BY OWNED BY EACH REPORTING PERSON
WITH

7    Sole Voting Power   8,777 (1,200 of these shares are held in
                         an IRA)

8    Shared Voting Power 0

                         No. 7 & 9 represent the same shares)

9    Sole Dispositive
     Power 8,777 (1,200 of these shares are held in an IRA)

10   Shared Dispositive
     Power               0

11   Aggregate Amount Beneficially Owned by Each Reporting Person
     8,777

12   Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares

13   Percent of Class Represented by Amount in Row (11) 5%

14   Type of Reporting Person
     IN

Item 1. Security and Issuer

The class of equity securities to which this statement relates is the common stock of AFA Protective Systems, Inc. AFA Protective
Systems, Inc. is located at 155 Michael Drive, Syosset, NY 11791.

Item 2. Identity and Background

The person filing this statement is:

(a)  Richard Gessof

(b)  Mr. Gessof's business address is:
          Panda Management, Inc.
          1 Blue Hill Plaza
          Suite 500, P.O. Box 1693
          Pearl River, NY 10965-8693

(c) Mr. Gessof is a private investor. His principal business/address is the same as 2(b) above.

(d) During the last five (5) years, the reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)

(e) During the last five (5) years, the reporting person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction; Richard Gessof has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or any violation with respect to any such law.

(f) The reporting person, Richard Gessof, is a citizen of the United States.

Item 3. Source of Funds or Other Consideration

The source of funds used in making the purchases were personal funds. No part of the purchase price for the most recent or for previous acquisitions of the common stock of this issuer consists of funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

Item 4. Purpose of Transaction

The acquisition of the securities is for investment purposes only. The reporting person has no present plans to take any action that would result in any of the changes, situations and/or transactions described in sections (a)-(j) of this Item 4.

Item 5. Interest in Securities of the Issuer

(a) Aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each person named in Item 2: 8,777 shares; 5%

(b) 8,777 shares as to which there is sole power to vote or to direct the vote
     0 shares as to which there is shared power to vote or to direct the vote
     8,777 shares as to which there is sole power to dispose or to direct the disposition
     0 shares as to which there is shared power to dispose or to direct the disposition

     Shares of the issuer were purchased by the reporting person over the past several years; within the previous 60 days, 82 shares were purchased by the reporting person on April 9, 1998 at a price of $223.9 per share; all of the purchases were made through the NASDAQ system.

     Parties to the transaction: Richard Gessof (reporting person), AFA Protective Systems, Inc. (issuer)

     Prior acquisitions not previously reported: none

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities

(e)  N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The reporting person has no contracts, arrangements, understandings or relationships (legal or otherwise) between any person with respect to any of the securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

The filing of exhibits is not required, as there are no written agreements relating to the filing of joint acquisition statements, written agreements, contracts, arrangements, understandings, plans or proposals in existence that relate to (1)-(3) of this Item.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule
13D is true, complete and correct.

                                   AFA Protective Systems, Inc.

                                   By /s/ Richard Gessof
                                   _______________________________
                                            Signature

April 15, 1998